                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------
                             (AMENDMENT NO. 2)


                              SCANFORMS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

   Common Stock, $0.01 par value                    806011 30 0
-----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

       Dennis J. Block, Esq.                Harvey J. Kesner, Esq.
     Weil, Gotshal & Manges LLP          American Banknote Corporation
          767 Fifth Avenue                      200 Park Avenue
     New York, New York  10153             New York, New York  10166
           (212) 310-8000                       (212) 557-9100
---------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                             September 30, 1996
---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 806011 30 0                             13D-PAGE 2


    1    NAME OF REPORTING           American Banknote Corporation
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-0460520

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                 (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF    WC
         FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF         DELAWARE
         ORGANIZATION:

  NUMBER OF
   SHARES    7   SOLE VOTING POWER:      154,800

  BENEFI-
  CIALLY
  OWNED BY   8   SHARED VOTING POWER:    Not Applicable

    EACH     9   SOLE DISPOSITIVE        154,800
  REPORTING      POWER

   PERSON
    WITH     10  SHARED DISPOSITIVE      Not Applicable
                 POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         154,800

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.36%

    14   TYPE OF REPORTING      HC, CO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!

          This constitutes Amendment No. 2 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by American Banknote Corporation, a Delaware corporation (the "Reporting Person"), with respect to the Common Stock, $0.01 par value (the "Common Stock"), of Scanforms, Inc. (the "Company").
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
          The shares of Common Stock acquired by the Reporting Person since the date of Amendment No. 1 to the Statement were acquired in open market transactions at a total cost of $28,003.75 (including brokerage commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     Item 5.   Interest In Securities of the Issuer.
               ------------------------------------
          (a) As of the date of this Amendment No. 2 to the Statement, the Reporting Person beneficially owns 154,800 shares of Common Stock, representing approximately 4.36% of the outstanding shares of Common Stock. The foregoing percentage is based upon 3,546,648 shares of Common Stock reported outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 as filed by the Company with the Securities and Exchange Commission.

          (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock which it beneficially owns.

          (c) Except for the transactions set forth on Schedule I annexed hereto, none of the persons identified in Item 2 to the Statement has effected any transactions in the Common Stock since the date of Amendment No. 1 to the Statement. All such transactions were effected in the open market.

          (d)  Not applicable.

          (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 30, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    October 8, 1996

                              /s/Morris Weissman
                              -----------------------------------
                              Morris Weissman
                              Chairman and Chief Executive
                              Officer

                           SCHEDULE I
                           ----------

                 TRANSACTIONS SINCE THE DATE OF
                AMENDMENT NO. 1 TO THE STATEMENT
                --------------------------------


                         No. of Shares
     Date                Purchased/(Sold)         Price
     ----                ----------------         -----

     4/15/96                 8,000                $3.50
     8/1/96                 (5,000)               $5.375
     9/26/96                (4,000)               $5.375
     9/26/96                (4,000)               $5.375
     9/30/96                (23,000)              $5.375
     9/30/96                (4,000)               $5.375
     9/30/96                (7,000)               $5.375
     9/30/96                (3,000)               $5.375

     NYFS03...:\15\78515\0015\139\SCH0086L.550